  EXHIBIT 99.2

Form 51-102F3
Material Change Report
Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm” or the “Company”) Suite 2300, Four Bentall Centre 1055 Dunsmuir Street PO Box 49334 Vancouver, BC V7X 1L4
Item 2	Date of Material Change July 6, 2020
Item 3	News Release The news release dated July 6, 2020 was disseminated through Nasdaq GlobeNewswire and filed on SEDAR.
Item 4
Summary of Material Change

On July 6, 2020, Pretivm announced that Patrick Godin will be joining the Company as Vice President and Chief Operating Officer effective August 1, 2020. Mr. Godin will succeed David Prins, Pretivm’s Vice President, Operations.

Item 5
Item 5.1	Full Description of Material Change

On July 6, 2020, Pretivm announced that Patrick Godin will be joining the Company as Vice President and Chief Operating Officer effective August 1, 2020. Mr. Godin will succeed David Prins, Pretivm’s Vice President, Operations.

Mr. Godin brings more than 25 years of mining industry experience to the Pretivm team. Most recently, Mr. Godin was President, Chief Executive Officer and Director of Stornoway Diamond Corporation, from January 2019 until June 2020. He joined Stornoway Diamond in May 2010 as Vice President and Chief Operating Officer and was directly responsible for the construction and the operations of the Renard Diamond Mine, Québec’s first diamond mine.

Prior to joining Stornoway Diamond, Mr. Godin acted as Vice President, Project Development for GMining Services Inc. (2008-2010), Vice-President of Operations for Canadian Royalties Inc. (2007-2008), and President and General Manager of CBJ-CAIMAN S.A.S. (2004-2007), a French subsidiary of Cambior Inc. (now IAMGOLD Corporation), holder of the Camp Caïman gold mining project located in French Guiana. Mr. Godin holds a bachelor’s degree in mining engineering from Université Laval in Québec.

Item 5.2	Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Vladimir Cvijetinovic Vice President, Legal and Corporate Secretary Phone: 604-566-8781
Item 9	Date of Report July 6, 2020

Forward-Looking Information

This material change report contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to: the Company’s leadership transition plans; production and financial guidance, and our expectations around achieving such guidance; our future operational and financial results, including estimated cash flows (including free cash flow forecasts) and the timing thereof; expectations around grade of gold and silver production; Brucejack Mine production rate and gold recovery rate; capital modifications and upgrades, underground development and anticipated benefits thereof, and estimated expenditures and timelines in connection therewith, including with respect to maintaining a steady state production rate of 3,800 tonnes per day; payment of debt, operating and other obligations and commitments including timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including longitudinal longhole stoping initiatives, the reverse circulation drill program, our infill, expansion and underground exploration drill programs and our grassroots exploration program, and the results, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of mineral reserves and mineral resources including any updates thereto; parameters and assumptions used to estimate mineral reserves and mineral resources; realization of mineral reserve and mineral resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates and estimated rates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our mineral reserves and mineral resources and life of mine plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our executive compensation policy, approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; payment of taxes, our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including methods of adoption and the effects of adoption of such standards; statements regarding U.S. dollar cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; management and board of directors succession plans; the impact of financial instruments on our earnings; and the effects of the novel coronavirus (2019-nCoV) outbreak as a global pandemic, including anticipated operational and financial impacts, and our response and contingency plans. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information including, without limitation, the ability of the Company to successfully close a financing pursuant to the base shelf prospectus or shelf registration statement, when final or effective, and those risks identified in our final short form base shelf prospectus and the documents incorporated, or deemed to be incorporated, by reference. Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, including, without limitation, those set out in our Annual Information Form and Form 40-F, each dated February 21, 2020, for the year ended December 31, 2019, our MD&A and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s (the “SEC”) website at www.sec.gov. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. For the reasons set forth above, readers should not place undue reliance on forward-looking information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, readers should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.